Exhibit 16.1

May 3, 2018

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 3, 2018, of Virco Mfg. Corporation and are in agreement with the statements contained in the second sentence in paragraph 2 and paragraphs 3 and 4 on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP